Consulting Agreement


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DO NOT LEAVE ANY BLANK LINES.


1.   Name of Consultant: Alberto Sangiovanni-Vincentelli

2.   Address of Consultant for notice:
               200 Tunnel Road
               Berkeley, CA 94705

3.   Term of Consulting Period:       Start Date   End Date

                                      7/1/93        12/31/94

4.   Duties of Consultant:  Member, Cadence Board of
     Directors Chair, Cadence Scientific Advisory Committee
     Consultant, Cadence Product/Marketing/Sales/Labs Group and commercial joint ventures.

     A quarterly report will be submitted to Sylvia Hill, Programs Director, Cadence Labs, which details a listing of consulting activity, including: Group, Topic, Date, Duration of Meeting Results/Action Items/Conclusions. Plans for consulting in next quarter. Reports are due on September 30, 1993 and December 31, 1993.

5.   Individual to whom Consultant reports:  VP of Cadence
     Labs, SJ3 X7026

6.   Department Number/Account Number to be charged:
          000-3900-741100

7. Maximum number of days of consulting to be performed per month: Five

8.   Other existing agreements of Consultant:  See attached

9. Consulting Fees (stated as dollars per hour or day, or other agreed upon terms): Consultant to be issued a stock option to purchase 15,000 shares of Cadence Common Stock, subject to approval by the Compensation Committee of the Board of Directors. This option will vest 25% at the end of the first year of this contract and monthly thereafter with vesting of all of such shares occurring at the end of four years. In addition, subject to approval by the Compensation Committee of the Board of Directors, Consultant will be granted a stock option to purchase 15,000 shares of Cadence Common Stock with cliff vesting (100% vested after ten years from the date of grant). However, 5,000 of these shares shall become fully vested upon achievement of delivery by the Berkeley Labs unit of Cadence of the prototype for Logic Simulation and Timing Verification by January 1, 1994, 5,000 of these shares shall become fully vested upon the product release by Cadence of Logic Simulation and Timing Verification by January 1, 1995 and the last 5,000 of these shares shall become fully vested upon the achievement of product release by Cadence of a third product deliverable. Options are generally approved and granted every two weeks by the Compensation Committee at the average of the high and low market price of Cadence Common Stock on that date.

10. The dollar value of this Consulting Agreement is not to exceed One Hundred and Fifteen Thousand Dollars ($115,000.00) per year.



CONSULTANT:                          CADENCE DESIGN SYSTEMS, INC.


/s/ Alberto Sangiovanni-Vincentelli     By:  /s/P. Scaglia
                                         Requester/Manager
Alberto Sangiovanni-Vincentelli          Patrick Scaglia
    (Please Print)                      (Please Print)

Social Security No.###-##-####          Title:V.P., Cadence Laboratories

     or
Federal Tax I.D.# __________________

                                      By:  /s/ Scott W. Sherwood   10/26/93
                                           Department V.P.  (Up to $10K)

                                      By:  /s/ Larry Sferra   12/10/93
                                           Controller       (Up to $25K)

Forward to HR for Approval            By: ______________________________
                                           Exec. VP Finance  (Up to $50K)

By:  /s/ Scott W. Sherwood            By:  /s/ Leonard Liu
          Human Resources    7/28/94      Chief Operating Officer (Over $50K)



MISSING INFORMATION COULD CAUSE A DELAY IN THE PROCESSING OF
THE CONSULTING AGREEMENT AND/OR PAYMENT TO THE CONSULTANT.